June 2, 2023

Division of Corporation Finance

Office of Manufacturing

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attn: Eric Atallah and Mary Mast

Re:	Impact BioMedical Inc.
Amendment No. 9 to Registration Statement on Form S-1 Filed May 15, 2023
File No. 333-253037

Dear Mr. Atallah and Ms. Mast:

On behalf of Impact BioMedical Inc. (the “Company”), this letter responds to comments provided by the staff of the Division of Corporation Finance (the “Staff”), of the Securities and Exchange Commission (the “Commission”) provided to the undersigned on May 25, 2023 regarding the Company’s Registration Statement on Form S-1.

For convenience, the Staff’s comments have been restated below and the Company’s responses are set out immediately under the restated comments. Unless otherwise indicated, defined terms used herein have the meanings set forth in the S-1.

Amendment No. 9 to Registration Statement on Form S-1

Questions and Answers about the Distribution

What is being distributed to holders of DSS Common Stock in the Distribution?, page ii

1.	Please tell us how you calculated the percentage given in response to this question or revise your disclosure as appropriate.

Response: The disclosure has been revised in accordance with the Staff’s comment.

Item 11. Change in Auditors, page 48

2.	Please revise your filing to include a letter filed as an exhibit to this registration statement from your former auditor stating whether it agrees with the statements made by you under Item 304(a) of Regulation S-K and, if not, stating the respects in which it does not agree. Refer to the guidance in Item 304(a)(3) of Regulation S-K.

Response: The filing has been revised to include a letter filed as an exhibit to the registration statement from the Company’s former auditor in accordance with the Staff’s comment.

Consolidated Balance Sheet, page F-4

3.	You state on page 45 under “General” that on May 11, 2023, you effected a forward split. As a result, there were 3,877,282,251 shares of Common Stock outstanding. Please retroactively revise the financial statements and throughout the filing, as applicable. See ASC 505-10-S99-4.

Response: The filing and the financial statements have been revised to reflect the number of shares as a result of the forward split effective May 11, 2023 in accordance with the Staff’s comment.

Notes to the Consolidated Financial Statements

Note 5. Investments, page F-11

4.	You state on page F-12 that as of December 31, 2022, you determined to impair 100% of your investment in Vivacitas, in the amount of $4,100,000. Please clarify to us and in the filing the reasons for the impairment and the timing thereof.

Response: The footnotes to the financial statements have been revised to clarify the rationale for the impairment of the asset in accordance with the Staff’s comment.

5.	Please clarify in the third paragraph of Note 5 the dates the fair value of the Company’s investment in Nano9 is not readily available. It appears the reference to “Mach 31, 2022” should be December 31, 2022.

Response: The related footnote has been corrected and reflects the date December 31, 2022 in accordance with the Staff’s comment.

Note 7. Goodwill, page F-12

6.	Goodwill and intangible assets are significant to your balance sheet. Based on pages 4 and 20-22 you have not conducted, and do not have plans to conduct, any preclinical testing for the products, technology, or compounds listed. You also do not appear to have identified third parties or customers interested in purchasing, licensing or co-developing your products. Please address the following:

●	Provide us an update since your August 2, 2022 response as to why no impairment is required to be recorded with respect to goodwill. Tell us why a quantitative analysis is not required to be used in light of recurring operating losses and lack of development or apparent significant agreements to develop your products. Address the factors in ASC 350-20-35-3C in your analysis. For any agreements entered into, please clarify the status of any development with respect to your products and the significance of the agreement to your results of operations. For example, you state that you entered into a license agreement with ProPhase Labs in June 2022 to produce and distribute compound Equivir and in July 2022 you executed a license agreement with ProPhase BioPharma, a subsidiary of ProPhase Labs, for the Linebacker portfolio but it is unclear if any development has occurred and, if not, why no impairment is required to be recorded.

●	Please tell us the nature of and status of your developed technology disclosed in Note 8 on page F-12. Provide a detailed analysis as to why you believe an impairment is not required to be recorded.

Response: A quantitative test was completed with an effective date of June 1, 2022. This test was finalized subsequent to the August 2, 2022 comment. The footnote question has been updated to reflect the results of the quantitative test, which indicated no impairment was needed. Regarding the Staff’s second bullet point, the developed technologies discussed in the footnote pertain to the Company’s latos and 3F formulations. As of December 31st 2022, the Company has determined no impairment is necessary due to three factors: first, the Company continues to perform third party, independent testing of these assets to fully understand their capabilities and market reach. Second, the Company is in the process of obtaining patent rights for these items and other countries, and third, although no contracts have been signed, the Company has had significant conversations with major corporations regarding the licensing of these technologies.

Note 9. Debt, page F-13

7.	You state that the Revolving Promissory Note with DSS, a related party, which had a balance of $9.5 million and $12.5 million at December 31, 2022 and 2021, respectively, accrues interest at a rate of 4.25%. Please tell us why there is no interest expense recorded in 2022. In this respect, we note in the last amendment you had recorded $133,000 interest expense for the nine months ended September 30, 2022.

Response: Interest expense has been recorded for the year ended December 31, 2022 and the financial statements have been updated to reflect this in accordance with the Staff’s comment.

Exhibits

8.	Please revise your opinion to opine on the updated amount of shares you are registering in connection with the Distribution.

Response: The opinion has been revised to address the Staff’s comment.

Should you have any questions regarding the foregoing, please do not hesitate to contact the Company’s counsel, Darrin Ocasio, of Sichenzia Ross Ference LLP at (212) 930-9700.

Sincerely,

Frank D. Heuszel

Chief Executive Officer

cc:	Darrin M. Ocasio, Esq.